Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plus Therapeutics, Inc.

Austin, Texas

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 29, 2019, except as to the effects of reverse stock split and discontinued operations discussed in Notes 1 and 3 which are as of September 10, 2019, relating to the consolidated financial statements and schedule of Plus Therapeutics, Inc. (formerly Cytori Therapeutics, Inc.) (“Company”) as of and for the years ended December 31, 2018 and 2017, appearing in the Company’s Current Report on Form 8-K filed on September 10, 2019. Our report contains explanatory paragraphs regarding the Company’s ability to continue as a going concern and revision due to discontinued operations and reverse stock split.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Diego, California

September 10, 2019